Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 10, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 10, 2004, entitled "Discussions between Statoil and Hydro terminated".

Discussions between Statoil and Hydro terminated

Discussions on a closer strategic cooperation between Statoil ASA(OSE: STL, NYSE: STO) and Hydro are terminated.

Statoil ASA confirms that for a short period of time, talks have been held at top management level to explore the possibilities for closer collaboration between the two companies.

The talks are now finished.

Contact persons:

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile) / +47 51 99 79 17 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore Kristiansen, investor relations, +47 91 66 46 59 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 10, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer